EXHIBIT 99.2

For Immediate Release	Date: February 21, 2023
23-15-TR

Teck to Spin Off Steelmaking Coal Business to Shareholders

Separation creates two world-class, independent companies: Teck Metals and Elk Valley Resources

•	Teck Metals – a premier, growth-oriented producer of energy transition metals
•	Elk Valley Resources – a pure-play, high-margin steelmaking coal producer
•	Teck Metals retains steelmaking coal cash flows for transition period to fund copper growth
•	Provides investors choice of businesses with unique fundamentals and value propositions
•	Nippon Steel Corporation to pay Teck $1 billion in cash for interest in Elk Valley Resources

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the reorganization of its business (the “Separation”) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. (“Teck Metals”) and Elk Valley Resources Ltd. (“EVR”).

The Separation will create two world-class resource companies and provide investors with choice for allocating investment between two businesses with different commodity fundamentals and value propositions. Teck Metals will be growth-oriented, with premier, low-cost base metals production, a top-tier copper development portfolio and a disciplined capital returns policy. EVR will be a high-margin Canadian steelmaking coal producer, focused on long-term cash generation and providing cash returns to shareholders, with significant equity value accretion potential. Both companies will remain committed to strong environmental and social performance.

“This transformative transaction creates two strong, sustainable, world-class mining companies committed to responsibly providing essential resources the world needs,” said Jonathan Price, CEO, Teck. “Both Teck Metals and EVR have high-quality operating assets and strong financial foundations, with talented and dedicated employees, committed to ensuring safe and responsible operations. The transaction simplifies the portfolio of each company, allowing for strategic and financial focus and the ability to pursue tailored capital allocation strategies. It provides investors with choice in response to the evolving investment landscape, and establishes a pathway to full financial separation of the two companies over time.”

“This transaction is the culmination of a comprehensive review by our Board to determine the best path to realize the full potential of the two businesses, while at the same time ensuring ongoing responsible management and operation for the long term,” said Sheila Murray, Chair of the Board, Teck. “We are confident that pursuing this plan will position both businesses for even greater success, allow shareholders to optimize their exposure to the different underlying commodities, and support a sustainable future for the benefit of employees, local communities, and Indigenous peoples.”

Details of the Separation

The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. Teck Metals will retain a substantial interest in steelmaking coal cash flows through a transition period in the form of an 87.5% interest in a gross revenue royalty (the “Royalty”) and preferred shares of EVR (collectively, the “Transition Capital Structure”). Under the Transition Capital Structure, Teck Metals will receive quarterly payments consisting of Royalty payments and preferred share redemption amounts that will in aggregate equal 90% of EVR free cash flow.

Teck shareholders of record as of the applicable distribution record date will receive common shares of EVR in proportion to their Teck shareholdings at an exchange ratio of 0.1 common share of EVR for each Teck share (or approximately 51.9 million total EVR common shares) and approximately $0.39 cash per share for an aggregate of $200 million in cash. Shareholders will be able to elect to maximize the amount of cash or common shares of EVR they receive, subject to proration, through a Dutch auction election process. Details of the election will be set out in the management proxy circular to be provided to Teck shareholders.

As part of the Separation, Teck will change its name to Teck Metals Corp. and continue to be listed on the Toronto and New York stock exchanges (“TSX” and “NYSE”). EVR has applied to have its common shares listed on the TSX.

In consideration for the transfer of the steelmaking coal assets to EVR, EVR will grant the Royalty and issue preferred shares and common shares to Teck Metals. The Royalty is a 60% gross revenue royalty that will be paid quarterly from EVR’s steelmaking coal revenue, subject to free cash flow and minimum cash balance limitations designed to support the financial resiliency of EVR, and should generally generate payments equal to 90% of EVR free cash flow. The Royalty will be payable until the later of (a) an aggregate amount of $7.0 billion in royalty payments having been made, or (b) December 31, 2028. The preferred shares will have an aggregate $4.4 billion redemption amount and a 6.5% cumulative dividend. The preferred shares will be redeemed out of 90% of EVR free cash flow after the Royalty is no longer payable. If not redeemed earlier, the preferred shares will mature 20 years from their date of issue. Assuming a US$185/tonne long-term benchmark steelmaking coal price and a CAD/US dollar exchange rate of 1.30, the Transition Capital Structure could be fully paid in approximately 11 years.

Cash flow from the Transition Capital Structure is expected to provide Teck Metals with continued funding for prudent investment in its top-tier copper growth pipeline, while allowing for disciplined returns to its shareholders. Teck has received preliminary indications that S&P, Moody’s and Fitch are likely to affirm an investment grade credit rating on the existing senior notes of Teck Metals should the Separation proceed.

These arrangements are designed to provide EVR with flexibility to operate its business, provide cash returns to shareholders, and fund its environmental and social commitments in a broad range of steelmaking coal price environments. On completion of the Separation, it is expected that:

•	EVR will be well-capitalized with $1.0 billion in cash and other working capital, no debt, and $88 million in leases relating to operations.
•	EVR will have credit facilities in place to meet its existing reclamation bonding requirements. Additionally, EVR will establish an Environmental Stewardship Trust and fund it through escalating fixed annual contributions, starting at $50 million, for long-term environmental obligations.

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EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per share, and supplemental distributions of 50% of free cash flow available after Transition Capital Structure payments.

The Nippon Steel and POSCO Transactions

Teck has also reached agreement with its steelmaking coal joint venture partners and major customers, Nippon Steel Corporation (“NSC”) and POSCO, to exchange their minority interests in the Elkview and Greenhills operations for interests in EVR. As a result, EVR will own 100% of its steelmaking coal operations. NSC’s exchange of its Elkview interest and its $1.025 billion cash investment will give it a 10% interest in EVR common shares and the Transition Capital Structure. POSCO will receive a 2.5% interest in EVR common shares and the Transition Capital Structure.

“This significant participation by two of the world’s largest steelmakers highlights the long-term, critical importance of high-quality steelmaking coal in order to reduce emissions and build essential infrastructure globally,” said Jonathan Price. “We would like to thank our long-term partners NSC and POSCO for their continued support of the business. Their participation as shareholders of EVR is a testament to the strong outlook for the business.”

“We are excited about participating in EVR, the world class steelmaking coal producer,” said Eiji Hashimoto, the Representative Director and President of Nippon Steel. “High-quality steelmaking coal is essential in pursuing our carbon neutral strategy, where NSC aims to achieve both stable and efficient steel production and carbon neutrality by the most optimized approach combining several different advanced technological developments including hydrogen injection into blast furnaces, DRI production by hydrogen, high-grade steel production in large size EAF, and CCUS (Carbon Capture, Utilization, and Storage).”

Pursuant to these transactions:

•	NSC has agreed to exchange its current 2.5% interest in Elkview Operations and $1.025 billion in cash payable to Teck Metals for common shares of EVR and an interest in the Transition Capital Structure. This implies an EVR enterprise value of approximately $11.5 billion. Following these transactions, NSC will own 10% of the EVR common shares and a 10% interest in the Transition Capital Structure.
•	EVR and NSC will enter into a long-term steelmaking coal offtake rights arrangement, continuing NSC’s long-standing commercial arrangements for the purchase of steelmaking coal from the Elk Valley.
•	EVR and NSC will enter into an investor rights agreement, pursuant to which NSC will be entitled to certain customary rights including a right to nominate one director to the board of directors of EVR, pre-emptive rights on future securities issuances, and registration rights. NSC will agree to certain customary transfer and standstill restrictions.
•	POSCO has agreed to exchange its current 2.5% interest in Elkview Operations, and its 20% interest in the Greenhills joint venture, for a 2.5% interest in each of the EVR common shares and the Transition Capital Structure.

The exchanges of the current interests of NSC and POSCO for interests in EVR are conditional on the completion of the Separation and other customary conditions. The additional investment by NSC is

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conditional on completion of the Separation, but the Separation is not conditional on completion of the additional investment by NSC.

Board Recommendation

Teck’s Board of Directors formed a Special Committee of independent directors to oversee the consideration of various potential transactions involving Teck’s steelmaking coal assets. The Special Committee was advised by independent financial and legal advisors and received opinions from each of Origin Merchant Partners and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck shareholders pursuant to the Separation is fair from a financial point of view to such shareholders.

Teck’s Board of Directors, on the recommendation of the Special Committee, has unanimously determined that the transaction is in the best interests of Teck and is fair to shareholders, and is recommending that shareholders vote in favour of the Separation. Details regarding the process carried out by the Special Committee, together with a copy of the fairness opinions prepared by Origin Merchant Partners and BMO Capital Markets, will be contained in the management proxy circular to be mailed to Teck shareholders.

Approvals and Closing Conditions

Teck will seek shareholder approval of the Separation at its annual and special meeting of shareholders expected to be held on or about April 26, 2023 (the “Meeting”).

The Separation is expected to be implemented through a plan of arrangement under the Canada Business Corporations Act, and is subject to the approval of at least 66 2/3% of the votes cast by the holders of Class A common shares and Class B subordinate voting shares of Teck, each voting separately by class. In addition to Teck shareholder and court approvals, the Separation is subject to customary conditions. Listing of the EVR common shares is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved the listing application and there is no assurance that the TSX will approve the listing application. Teck expects that the transaction will be completed in the second quarter of 2023.

Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated (“SMM”) and Dr. Norman B. Keevil have each agreed to vote in favour of the resolution approving the Separation, and to elect to receive the maximum number of EVR shares that may be distributed to them in connection with the Separation. SMM and Dr. Keevil have also agreed to not transfer the EVR shares received by them in connection with the Separation (including EVR shares they may receive, directly or indirectly, from Temagami) for a period of 18 months following the effective time of the Separation, subject to certain limited exceptions. Collectively, Temagami, SMM and Dr. Keevil own or control 6,187,880 Class A common shares, representing approximately 79.7% of the aggregate voting rights attached to the Class A common shares, and 1,057,812 Class B subordinate voting shares, representing approximately 0.2% of the aggregate voting rights attached to the Class B subordinate voting shares.

Further information regarding the transactions will be included in the management proxy circular to be mailed to Teck shareholders for the Meeting, which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The descriptions of the transactions in this press release do not purport to be complete, and are subject to, and qualified in their entirety, by reference to the management proxy

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circular. Shareholders are encouraged to read the management proxy circular and other relevant materials when they become available.

Tax Treatment for the Separation

For Canadian federal income tax purposes, the distribution of EVR shares and cash is expected to be a return of capital to Teck shareholders who are Canadian residents which should reduce the tax cost of their shares and be tax-free provided such tax cost does not become negative (and be a deemed capital gain otherwise to the extent the tax cost does become negative). Teck believes that for Teck shareholders that are U.S. persons (for applicable U.S. federal income tax purposes), the receipt of EVR shares and/or cash, as applicable, will be treated as a taxable dividend for U.S. federal income tax purposes. A general summary of the Canadian and U.S. tax considerations will be described in the management proxy circular. Teck shareholders are urged to consult their own tax advisors with respect to the tax consequences of the receipt of EVR shares and/or cash, as applicable, pursuant to the Separation under their particular circumstances.

Accounting Treatment for the Separation

Following closing of the Separation, Teck Metals will not consolidate the assets, liabilities, or financial results of the steelmaking coal business in its consolidated financial statements. The preferred shares and Royalty components of the Transition Capital Structure will be accounted for as financial instruments and will be measured at fair value through profit and loss in the consolidated financial statements of Teck Metals. The Royalty and preferred share dividends will represent recurring cash flows of Teck Metals until at least December 31, 2028.

Following closing of the Separation, the consolidated financial statements of EVR will include all of the assets and liabilities of the steelmaking coal business at their historical carrying values. The preferred shares and Royalty components of the Transition Capital Structure will be initially recorded at fair value as financial obligations in the consolidated financial statements of EVR. The preferred shares and Royalty will subsequently be measured at amortized cost.

Advisors

Barclays Capital Canada Inc., Ardea Partners LP, TD Securities Inc., and CIBC World Markets Inc. are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors, and Felesky Flynn LLP is acting as legal tax advisor.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

Investor Conference Call and Information

A webcast to discuss the Separation and review Teck’s fourth quarter 2022 results will be held as follows:

Date: Tuesday, February 21, 2023

Time: 5:00 a.m. PT / 8:00 a.m. ET

Listen-Only Webcast: www.teck.com

Dial In for Investor & Analyst Q&A: 416.915.3239 or 1.800.319.4610

Quote “Teck Resources”, to join the call

An archive of the webcast will be available at www.teck.com within 24 hours.

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Additional information including the accompanying presentation will be available at www.teck.com/separation.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, but are not limited to, statements relating to the proposed Separation; expected future attributes, capitalization and credit metrics of Teck Metals and EVR following the Separation; the anticipated benefits of, and rationale for, the Separation; plans, strategies and initiatives for each of Teck Metals and EVR following the Separation; terms and conditions of the Separation, including the expected distribution of EVR shares and cash, available consideration election for shareholders and the Transition Capital Structure to be retained by Teck; anticipated dividend policy of EVR; anticipated tax proceeds of the Transition Capital Structure to Teck and timing for payment of the Royalty; the timing for completion of the Separation; the expected voting support by certain shareholders of Teck; the transactions with each of NSC and POSCO, including the terms and conditions thereof; the tax and accounting treatment for the Separation; the anticipated timing for the Meeting; and other statements that are not historical facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals and other conditions of closing necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the Separation and transactions with NSC and POSCO.

Teck cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual

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Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

The forward-looking statements contained in this news release describe Teck’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Teck does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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Backgrounder: Teck Metals and Elk Valley Resources (“EVR”)

Teck Metals – A Premier, Growth-Oriented Base Metals Company

Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns, while maintaining investment grade credit metrics. Teck Metals will be well-positioned to capitalize on the robust outlook for the copper market based on rising global demand driven by the transition to a low carbon economy.

Teck Metals will retain all of Teck’s base metals portfolio including its interest in Quebrada Blanca (Chile), Highland Valley Copper (Canada), Antamina (Peru), Carmen de Andacollo (Chile), Red Dog (United States) and Trail Operations (Canada). Teck Metals will also retain all of Teck’s copper and zinc development projects including the QB Mill Expansion, San Nicolás, Zafranal, NewRange, Galore Creek, NuevaUnión, Schaft Creek, Aktigiruq, Cirque, Anarraaq, Teena and Su-Lik, as well as an extensive base metals exploration portfolio.

Teck Metals key highlights:

•	World-class base metals portfolio of scale with near-term doubling of copper production when QB2 is fully ramped-up
•	Industry-leading copper growth and significant resource optionality anchored by flagship QB2 project
•	High-quality, low-cost and long-life operations situated in well-established mining jurisdictions in the Americas
•	Attractive investment proposition underpinned by disciplined capital allocation framework
•	Strong operating cash flows and Transition Capital Structure support funding of Teck Metals’ growth, while allowing for disciplined return of capital to shareholders, and financial resilience
•	Industry-leading emissions reduction trajectory, commitment to net-zero emissions at operations by 2050 and nature positive by 2030

Teck Metals will continue to be listed on the TSX and NYSE, with continuation of Teck’s board and experienced senior management, including Jonathan Price as CEO and Red Conger as President and COO. Teck Metals will continue to be headquartered in Vancouver, B.C.

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EVR – A World-Class, High-Margin Steelmaking Coal Business

As the world’s second largest exporter of seaborne steelmaking coal, EVR will be a high-margin Canadian resource company focused on long-term cash generation and providing cash returns to shareholders. EVR’s low-carbon intensity, high-quality, hard coking coal improves blast furnace efficiency and reduces emissions, and is sought after by the world’s largest steelmakers, positioning the company to meet future long-term demand for steelmaking coal. EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per share and supplemental distributions of 50% of free cash flow available after Transition Capital Structure payments. It will remain committed to responsible operations, engaging with Indigenous Peoples, and contributing to the economy of B.C. and Canada.

EVR will operate four integrated steelmaking coal operations with total annual production capacity of 25-27 million tonnes of high-quality steelmaking coal and an integrated logistics chain including ownership of the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, B.C.

EVR key highlights:

•	World’s second largest exporter of seaborne steelmaking coal
•	World-class Canadian steelmaking coal producer with long-life, high margin operations and demonstrated through the cycle cash flow generation
•	Significant equity value accretion potential as Transition Capital Structure is paid
•	High-quality, low emissions, hard coking coal product sought after by the world’s largest steelmakers to contribute to their stable and environmental-friendly blast furnace operation through its capability to make high-strength coke, which is important for the steel industry’s carbon neutral program
•	Cornerstone investment from NSC validates value of the business and robust demand fundamentals for high-quality steelmaking coal
•	Proven management team ensures continuity and ongoing commitment to social and environmental responsibility
•	Environmental Stewardship Trust established and funded by fixed annual contributions
•	Low carbon intensity producer with continued commitment to achieving net-zero GHG emissions at operations by 2050 and becoming nature positive by 2030

EVR will be governed by an experienced Board of Directors chaired by Marcia Smith, former Senior Vice President, Sustainability and External Affairs of Teck. The existing Elk Valley operating team, led by President and CEO Robin Sheremeta, currently Teck’s Senior Vice President, Coal, will continue to lead EVR and ensure continuity of operating principles and responsible environmental and social stewardship.

EVR will be headquartered in Vancouver, B.C.

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